MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2011

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2011

T A B L E    O F    C O N T E N T S

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2011

1.1	Date

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Northern Dynasty Minerals Ltd. ("Northern Dynasty" or the "Company") for the year ended December 31, 2011 as publicly filed under the Company’s profile on SEDAR at www.sedar.com.

The Company reports in accordance with International Financial Reporting Standards ("IFRS") and the following disclosure, and associated consolidated financial statements, are presented in accordance with IFRS. This MD&A is prepared as of March 28, 2012. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". These forward-looking statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

All information contained in this management discussion relating to the contents of the Preliminary Assessment, including but not limited to statements of the potential of the Pebble Copper-Gold- Molybdenum Project (the "Pebble Project") and information under the headings "Preliminary Assessment Key Findings, " "Production Profiles, " "Financial Valuation" and "Capital and Operating Costs" are "forward looking statements" within the definition of the United States Private Securities Litigation Reform Act of 1995. The information relating to the possible construction of a port, road, power generating facilities and power transmission facilities also constitutes such "forward looking statements." The Preliminary Assessment was prepared to broadly quantify the Pebble Project's capital and operating cost parameters and to provide guidance on the type and scale of future project engineering and development work that will be needed to ultimately define the project's likelihood of feasibility and optimal production rate. It was not prepared to be used as a valuation of the Pebble Project nor should it be considered to be a prefeasibility study. Although based on a comprehensive technical review of recent engineering and technical studies undertaken by the Pebble Limited Partnership (the "Pebble Partnership") and Northern Dynasty, the studies of capital and operating costs are incomplete and have not been optimized, so the ultimate costs may vary significantly from the amounts set out in the Preliminary Assessment. This could materially and adversely impact the projected economics of the Pebble Project. The Preliminary Assessment is based on, Wardrop, a Tetra Tech Company’s comprehensive review of recent engineering and technical studies undertaken principally by the Pebble Partnership and by Northern Dynasty. The economic assessments and other opinions expressed in the Preliminary Assessment are strictly those of Northern Dynasty and Wardrop, and do not reflect the views of any other stakeholder in the project. As such, any project which is ultimately put forward by the Pebble Partnership for permitting under the National Environmental Policy Act may differ from those mine models presented in the Preliminary Assessment.

The Preliminary Assessment, in part, uses inferred mineral resources which are considered too speculative geologically to be categorized as mineral reserves and to have economic considerations applied to them. There can be no assurance that the operating and financial projections contained in the Preliminary Assessment will be realized.

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the conclusions of the Preliminary Assessment and the ultimate feasibility of the Pebble Project. A portion of the mineralized material at the Pebble Project is currently classified as an inferred resource and it is not a reserve. The mineralized material in the Preliminary Assessment is based on the measured, indicated and inferred resources estimated by

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MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2011

Hunter Dickinson Services Inc. and audited by Wardrop. Additional process tests and other engineering and geologic work will be required to determine if the mineralized material is an economically exploitable reserve. There can be no assurance that this mineralized material can become a reserve or the amount that may be converted to a reserve or the grade thereof. Final feasibility work has not been done to confirm the pit design, mining methods, and processing methods assumed in the Preliminary Assessment. Final feasibility could determine that the assumed pit design, mining methods, and processing methods are not correct. Construction and operation of the mine and processing facilities depends on securing environmental and other permits on a timely basis. No permits have been applied for and there can be no assurance that required permits can be secured or secured on a timely basis. Data is incomplete and cost estimates have been developed in part based on the expertise of the individuals participating in the preparation of the Preliminary Assessment and on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction, and on-going operating costs and metal recoveries could be materially different from those contained in the Preliminary Assessment. There can be no assurance that mining can be conducted at the rates and grades assumed in the Preliminary Assessment. The project requires the development of port facilities, roads and electrical generating and transmission facilities. Although Northern Dynasty believes that the State of Alaska favours the development of these facilities, there can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity.

The Preliminary Assessment assumes specified, long-term price levels for gold, copper, silver and molybdenum. Prices for these commodities are historically volatile, and Northern Dynasty has no control of or influence on those prices, all of which are determined in international markets. There can be no assurance that the prices of these commodities will continue at current levels or that they will not decline below the prices assumed in the Preliminary Assessment. Prices for gold, copper, silver, and molybdenum have been below the price ranges assumed in Preliminary Assessment during the past ten years, and for extended periods of time.

The Pebble Project will require major financing, probably a combination of debt and equity financing. Interest rates are at historically low levels. There can be no assurance that debt and/or equity financing will be available on acceptable terms. A significant increase in costs of capital could materially and adversely affect the value and feasibility of constructing the project. Other general risks include those ordinary to very large construction projects including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns. The Company is also subject to the specific risks inherent in the mining business, as well as general economic and business conditions.

For more information on the Company, Investors should review the Company’s annual information form and Form 40-F filing with the United States Securities and Exchange Commission (the "SEC") at www.sec.gov and its home jurisdiction filings that are available on SEDAR at www.sedar.com. The Company reviews its forward looking statements on an ongoing basis and updates this information when circumstances require it.

Unless otherwise noted, Northern Dynasty is solely responsible for the content of the disclosure set out herein.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2011

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

The following section uses the terms "measured resources" and "indicated resources". The Company advises investors that although those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

The following section uses the term "inferred resources". The Company advises investors that although this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred resource exists, or is economically or legally mineable.

1.2	Overview

1.2.1	Summary

Northern Dynasty is a mineral exploration company which holds indirect interests in 650 square miles of mineral claims in southwest Alaska, USA. These claims are part of or in the vicinity of the Pebble Copper-Gold-Molybdenum Project (the "Pebble Project").

1.2.1.1 Pebble Project

The Pebble property ("Pebble") is located in southwest Alaska, 19 miles (30 kilometers) from the villages of Iliamna and Newhalen, and approximately 200 miles (320 kilometers) southwest of the city of Anchorage. Situated approximately 1,000 feet above sea-level and 65 miles from tidewater on Cook Inlet, the site conditions are favorable for successful mine site and infrastructure development.

Mineralization was discovered in 1987, and by 1997 an initial mineral resource of copper, gold and molybdenum had been outlined in the Pebble deposit by a previous operator.

Northern Dynasty acquired the right to earn an interest in Pebble in late 2001. Over the next 5½ years, the Company explored the Pebble deposit and surrounding property. This work led to the discovery of a substantial volume of higher grade mineralization to the east and an overall expansion of the deposit, as well as the discovery of another porphyry copper-gold-molybdenum deposit, a porphyry copper zone, a gold-copper skarn occurrence, and gold showings along the extensive northeast-trending mineralized system underlying the property. Comprehensive environmental, social and engineering studies began in 2004.

In mid-2007, a wholly-owned affiliate of Northern Dynasty and a wholly-owned subsidiary of Anglo American plc, Anglo American US (Pebble) LLC ("Anglo American") established the Pebble Limited Partnership (the “Pebble Partnership”) to engineer, permit, construct and operate a modern, long-life mine at the Pebble Project. The 50/50 Pebble Partnership owns the Pebble Project, which consists of the Pebble Deposit and 350 square miles of associated resource lands, along with a

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YEAR ENDED DECEMBER 31, 2011

stream of financing being provided by Anglo American for comprehensive exploration, engineering, environmental and socioeconomic programs and, if warranted, development of the Pebble Project. Work programs at Pebble since mid-2007 have been carried out by the Pebble Partnership. These programs include detailed engineering, environmental and socioeconomic studies toward the completion of a prefeasibility study for the Pebble Project which will enable the Pebble Partnership to engage stakeholders in the planning process and prepare for permitting under the National Environmental Policy Act ("NEPA").

Preliminary Assessment

Northern Dynasty commissioned an independent Preliminary Assessment of the Pebble Project, the results of which were announced by the Company on February 23, 2011. The study, completed by Wardrop, a Tetra Tech Company ("Wardrop")1, was based on concept, prefeasibility and feasibility-level study programs undertaken by the Pebble Partnership and Northern Dynasty on various components of the Pebble Project. The Preliminary Assessment updates and substantially revises project economic analysis last done by Northern Dynasty in 2004.

The economic assessments and other opinions expressed in the Preliminary Assessment are strictly those of Northern Dynasty and Wardrop, and do not reflect the views of any other stakeholder in the project. The Pebble Partnership continues to separately undertake detailed engineering, environmental and socioeconomic studies toward the completion of a prefeasibility report for the Pebble Project, including ongoing programs to engage project stakeholders in the planning process. As such, any project which is ultimately put forward by the Pebble Partnership for permitting under NEPA and the Alaska State Large Mine Permitting Process may differ from those mine models presented in the Preliminary Assessment.

The Preliminary Assessment describes and assigns potential economic value to three successive mine development cases comprising 25, 45 and 78 years of open pit mining and a nominal processing rate of 200,000 tons per day. Key results include:

  For the Pebble Project, the 45-year Reference Case yields a 14.2% pre-tax internal rate of return ("IRR"), a 6.2-year payback on initial capital investment of US$4.7 billion and a US$6.1 billion pre-tax net present value ("NPV") at a 7% discount rate and long-term metal prices defined in

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1 Qualified Persons for the February 2011 Preliminary Assessment Technical Report include Hassan Ghaffari, P.Eng, Robert Morrison, P.Geo, Andre de Ruijter, P.Eng, Tysen Hantelmann, P.Eng, Aleksandar Zivkovic, P.Eng, and Scott Cowie, MAusIMM; Doug Ramsey, P.R. Bio is author of sustainability section. All of these qualified persons are independent of Northern Dynasty.

The Preliminary Assessment is based on mineral resources at February 2010 within a volume or shell defined by long-term metal price estimates of US$2.50/lb copper, US$900/oz gold and US$25/lb molybdenum. Mineral resources that are not mineral reserves do not have demonstrated economic viability. At a 0.30% copper equivalent (CuEQ) cut-off, these comprise:

  5.94 billion tonnes of Measured and Indicated Mineral Resources grading 0.42% copper, 0.35 g/t gold and 250 ppm molybdenum (0.78% CuEQ), containing 55 billion pounds of copper, 67 million ounces of gold, and 3.3 billion pounds of molybdenum; and
  4.84 billion tonnes of Inferred Mineral Resources grading 0.24% copper, 0.26 g/t gold and 215 ppm molybdenum (0.53% CuEQ), containing 25.6 billion pounds of copper, 40.4 million ounces of gold, and 2.3 billion pounds of molybdenum.

Copper equivalent calculations used metal prices of US$1.85/lb for copper, US$902/oz for gold and US$12.50/lb for molybdenum, and metallurgical recoveries of 85% for copper, 69.6% for gold, and 77.8% for molybdenum in the Pebble West area and 89.3% for copper, 76.8% for gold, 83.7% for molybdenum in the Pebble East area.

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  the Preliminary Assessment as $2.50 per pound of copper, $1,050 per ounce of gold, $13.50 per pound of molybdenum and $15.00 per ounce of silver. At prevailing metal prices at the time of the study, defined in the Preliminary Assessment as $4.00 per pound of copper, $1,350 per ounce of gold, $15.00 per pound of molybdenum and $28.00 per ounce of silver, the 45-year Reference Case yields a 23.2% pre-tax IRR, a 3.2-year payback on initial capital investment2 and a US$15.7 billion pre-tax NPV at a 7% discount rate.
  For Northern Dynasty’s 50% share of the project, the 45-year Reference Case yields an 18% pre-tax and 15.4% post-tax IRR, a 4.7-year pre-tax and 5.3-year post-tax payback on initial capital investment and a US$3.6 billion pre-tax and US$2.4 billion post-tax NPV at a 7% discount rate and long-term metal prices.
  At prevailing metal prices at the time of the study, the 45-year Reference Case yields a 30.2% pre-tax and 25.1% post-tax IRR, a 2.6-year pre-tax and 3.1-year post-tax payback on initial capital investment and a US$8.3 billion pre-tax and $5.6 billion post-tax NPV at a 7% discount rate for Northern Dynasty’s 50% interest.
  The 45-year Reference Case produces 31 billion ("B") lb copper, 30 million ("M") oz gold, 1.4 B lb molybdenum, 140 M oz silver, 1.2 M kg rhenium and 907,000 oz palladium while mining only 32% of the mineral resource.
  For the 45-year Reference Case, cash costs per payable lb of copper after by-product credits total minus US$0.11.

Additional details on the Preliminary Assessment are described in Northern Dynasty’s 2010 Annual Information Form and the February 2011 Preliminary Assessment Technical Report, both of which are posted on the Company’s profile at www.sedar.com.

The results of the Preliminary Assessment confirm that the Pebble Project has the potential to generate substantial annual revenues, with increasingly better returns over decades of production.

Ongoing Prefeasibility Study and Environmental and Socioeconomic Work

The Pebble Partnership has assembled an experienced engineering and permitting team for the Pebble Project, consisting of more than 20 senior engineers and technical specialists (many of whom are from the Anglo American group or Northern Dynasty), as well as engineering firms and specialized consultancies from around the world.

The team has continued to advance engineering and project design initiatives for the Pebble Project. Public consultation forums in Alaska are planned to gain input from stakeholders prior to the completion of a Prefeasibility Study and the submission of permit applications.

In January 2012, the Pebble Partnership released the Environmental Baseline Document ("EBD") for the Pebble Project, characterizing existing physical, biological and social conditions in the project area, in anticipation of initiating project permitting. It contains more than 27,000 pages of scientific data and analyses, characterizing a broad range of environmental and social conditions in southwest Alaska – including climate, water quality, wetlands, fish and aquatic habitat, wildlife, land and water use, socioeconomics and subsistence. The EBD is based primarily on research

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2 Initial capital expenditures for all three development cases are estimated at $4.7 billion, excluding capital costs associated with outsourced power, road and port infrastructure.

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collected between 2004 and 2008, although baseline data collecting and monitoring of these environments continues today.

Permitting will be initiated once the Pebble Partnership submits its Project Description and other documents to the government agencies which, with the EBD, provides the foundation for an Environmental Impact Statement ("EIS"). Prepared by a third-party contractor under the direction of a lead federal agency, the EIS will assess the project’s potential environmental/socioeconomic effects and development alternatives, and will provide the basis for federal, state and local government agencies to make individual permitting decisions.

Work continues toward completion of the Prefeasibility Study, with permitting under NEPA expected to begin toward the end of 2012.

The 2012 budget for a comprehensive work program is currently being finalized and is expected to be similar to the prior year. The program would include work to advance the Prefeasibility Study for the Pebble Project, finalize a Project Description, continue community engagement and workforce development programs and prepare for permitting under NEPA.

Corporate

Northern Dynasty has cash and cash equivalents on hand of $37.5 million for its operating requirements. As the Pebble Project is being financed by Anglo American in 2012, management believes that the Company has sufficient capital resources to cover its short to medium term cash requirements.

1.2.1.2 Limited Partnership Established to Advance the Pebble Project

On July 26, 2007, the Company converted a wholly-owned general partnership that held its Pebble property interests into a limited partnership, the Pebble Partnership. Anglo American, through its wholly-owned affiliate, subscribed for 50% of the Pebble Partnership's equity effective July 31, 2007. The Company (through a wholly-owned affiliate) and Anglo American have equal rights in the Pebble Partnership. To maintain its 50% interest in the Pebble Partnership, Anglo American is required to commit staged cash investments into the Pebble Partnership aggregating to US$1.5 billion.

Anglo American’s staged investment requirements include an initial minimum expenditure of US$125 million (completed in 2008) towards a prefeasibility report. The prefeasibility report is to be approved by the Board of the general partner (Pebble Mines Corp.), and is to summarize all previous prefeasibility studies. The Board of the general partner is also to approve the alternatives for a final Feasibility Study. Anglo American is required, in order to retain its 50% interest in the Pebble Partnership, to commit within 90 days of the later of the receipt of the approved prefeasibility report and the approved study alternatives, to fund further expenditures which would bring its total investment to at least US$450 million, which amount is to be expended towards producing a final feasibility study and related activities, the completion of which is expected to take the Pebble Partnership to a production decision. Upon an affirmative decision by the Pebble Partnership to develop a mine following approval of a positive Feasibility Study, Anglo American is required to commit to the remaining portion of the total investment of US$1.5 billion in order to retain its interest in the Pebble Partnership. Following completion of the US$1.5 billion expenditure, any further expenditure will be funded by Anglo American and the Company (through

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its affiliate) on a 50:50 basis (subject to dilution for non-contribution). The Pebble Partnership agreement provides for equal project control rights with no operator’s fees payable to either party.

The Company determined in accordance with IAS 31, Interests in Joint Ventures that its investment in the Pebble Partnership is an interest in a jointly controlled entity. The Company applies the equity method to account for its interest in the Pebble Partnership.

Anglo American’s cash contribution since the formation of the Pebble Partnership on July 31, 2007 to December 31, 2011 amounts to $418.1 million (US$398.5 million).

The corporate office of the Pebble Partnership is located in Anchorage, Alaska. The Alaska-based operations are guided by the Board of the general partner with equal representation from Anglo American and Northern Dynasty.

1.2.1.3 Technical Programs

Exploration and Drilling

Site work in 2011 focused on drilling for engineering studies, and support for environmental field work. The drilling programs collected information around planned infrastructure, to continue geotechnical studies and metallurgical testwork, and to further test groundwater conditions and overburden characteristics in the deposit-area. Additional holes were drilled to assess the deposit model between the East and West zones. Drilling continued at site in the fourth quarter ("Q4"); 12 holes totaling 12,039 feet were drilled. Of these, eight were drilled for geotechnical purposes, and one hole was drilled to test an area of interest for potential infrastructure development. There were also three holes (two exploration and one infill) drilled to assist with resource modeling.

In total, 85 holes totaling approximately 50,768 feet, were drilled in 2011.

Engineering

The current phase of the engineering program consists of completion of the prefeasibility study for the Pebble Project. This work commenced during the first quarter with updating of the 2011 work schedule and estimates of costs. A number of key consultants were engaged in the first quarter and the primary engineering contractor for the prefeasibility study was selected during the second quarter.

The initial round of engineering design was completed and review began in the middle of Q4. Metallurgical testwork data was utilized to finalize process design criteria. Equipment lists and plant layouts, as well as the overall site plan were compiled.

Other data were also collected to support the design: at the deposit site, geotechnical drilling of potential infrastructure sites and the deposit-area overburden was completed as well as data collection for the primary infrastructure components. The latter work included ongoing compilation from offshore data recorders (which have been installed for approximately one year) at the potential port site, geophysical analysis of the proposed port uplands area, and additional geotechnical reconnaissance along the potential road route.

A review of the mine plan also began late in Q4.

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Environmental and Socioeconomic Studies

The Environmental Baseline Document ("EBD") was released in January 2012. The EBD provides information and analysis on baseline physical, chemical, biological and social conditions based upon ongoing data collection by the Pebble Project environmental study team from 2004-2008. Its purpose is to provide the public, regulatory agencies and the Pebble Partnership with a detailed compendium of pre-development environmental and socioeconomic conditions in the project area.

Research for the Pebble EBD was conducted by more than 40 respected independent research firms, utilizing over 100 scientific experts and engineering groups, laboratories and support services. Researchers were selected for their specific areas of expertise and Alaskan experience, with cooperating government agencies participating in several studies. Information for the EBD was gathered through field studies, laboratory tests, review of government records and other third-party sources, and interviews with Alaska residents.

The compilation of environmental studies undertaken in support of mine development is more commonly presented to regulatory agencies as part of a broader permitting package, which includes a project description. Given the importance of the Pebble Project, the Pebble Partnership released the EBD to provide stakeholders with additional time to review the substantial document in advance of project permitting. A Project Description for the Pebble Project will need to be finalized before permitting commences.

Comprehensive environmental and socioeconomic baseline study programs continue at the Pebble Project site. The 2012 field programs will primarily focus on surface and groundwater hydrology, water quality and fish resources.

Cultural Resource Studies

Cultural resource studies have been carried out by the Pebble Partnership on all areas that might be affected by the Pebble Project, with the exception of possible road and port locations. Examination of the potential road and port sites will be undertaken once a decision is made regarding the exact location of these project features.

Community Engagement

An active program of stakeholder outreach continued in 2011, including community meetings, stakeholder visits, presentations and event appearances, as well as stakeholder tours to the Pebble Project site and to operating mines in the United States and Canada. The focus of these outreach activities is to update stakeholders on the Pebble Project, to receive feedback on stakeholder priorities and concerns, and to advise participants about modern mining practices.

The Pebble Partnership has a number of other initiatives underway to enhance stakeholder relationships, including:

1.

The Pebble Fund for Sustainable Bristol Bay Fisheries & Communities – Established in 2008 with a five-year, US$5 million commitment, the goal of the Pebble Fund is to enhance the health and sustainability of regional fisheries and the communities they support. Grants are determined based on criteria and selections made by an advisory board comprised of citizens from communities throughout the Bristol Bay region. The fifth round of grants was announced in October 2011, when US$323,919 was awarded to 15 worthy community

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development projects in southwest Alaska. To the end of 2011, the Pebble Fund has supported 105 community-based projects throughout southwest Alaska via grants totaling more than US$3.5 million, while leveraging nearly US$15 million in matching funds from other organizations.

The Bristol Bay Marketplace Business Idea Competition for residents of Bristol Bay communities was introduced in 2011. The competition, sponsored by the Pebble Partnership and the Pebble Fund, provides the opportunity for local entrepreneurs to compete for funding to start or expand Bristol Bay-based businesses.

2.

An independent stakeholder dialogue process concerning the Pebble Project was initiated in late 2010 by the Keystone Center – a non-profit organization specializing in facilitating stakeholder-driven consultation processes concerning contentious, science-based issues. Independent Science Panels (“ISP”), consisting of respected experts in a range of technical, scientific and sociological fields, are being assembled to review environmental and socioeconomic data compiled by the Pebble Partnership for the purpose of project engineering and permitting, while providing expert insight to Pebble Project stakeholders. Four ISP events are planned for the fall 2012 to address: geology and geochemistry; hydrology and water quality; fish, wildlife and habitat; and social, economic and cultural dynamics.

The 2011 site tour program hosted 84 tour groups and over 400 individual stakeholders. Additionally, about 86 stakeholders have visited operating mines in Alaska, Canada, Utah and Wisconsin.

As the Pebble Project advances toward the completion of a prefeasibility study and preparation for project permitting under NEPA, it is expected that the Pebble Partnership will initiate a broad-based public consultation program to involve stakeholders in the process by which the project is being designed. This consultative process is currently expected to begin in the spring of 2012.

Employment and Workforce Development

The Pebble Partnership is one of the most important private sector employers in southwest Alaska. A total of 509 Bristol Bay residents were employed by the Pebble Project in 2011.

Employee training and workforce development initiatives continue to expand. Workforce development initiatives at the Pebble Project include the provision of training in the areas of equipment operations, health, safety and environment. Working with the U.S. and Alaska Departments of Labor, the Pebble Partnership has established the first-ever registered apprenticeship training program to help local drill helpers become certified drillers. The Company is also investing in programs to train local workers to become environmental technicians, emergency medical technicians and bear guards. In addition, scholarships are available to high school students from the Bristol Bay region who are interested in pursuing studies at college and vocational/technical schools in the fields of project management, operations, geology, science, engineering and other areas of responsible resource development.

1.2.1.4 Legal Matters

On February 23, 2011, the Company issued a news release announcing that it was in receipt of a new independent Preliminary Assessment of the Pebble Project, which is based on the information

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generated and provided by the Pebble Partnership and Northern Dynasty. The information provided by the Pebble Partnership and the Preliminary Assessment constitute a material change in the affairs of the Company because it changed the technical parameters and estimated net present value of the property by billions of dollars from the last such assessment done in 2004. Anglo American, the Company’s 50% partner in the Pebble Partnership, has asserted that the news release contained confidential information which is the property of the Pebble Partnership and was not authorized to be released, and Anglo American reserves all rights to claim that the release has damaged Anglo American and/or the Pebble Partnership. The Company has received legal advice that the news release was a permitted disclosure under the various agreements with Anglo American, and its issuance was a mandatory requirement under Canadian and US regulatory requirements. The Company does not believe that Anglo American’s allegations have any merit; however, it cannot give assurances about future events or actions by Anglo American.

In February 2011, the U.S. Environmental Protection Agency ("EPA") announced it would undertake a Bristol Bay Watershed Assessment study focusing on the potential effects of large-scale mine development in the Nushagak and Kvichak drainages. This process was initiated in response to calls from tribes in opposition to the Pebble Project for the EPA to pre-emptively use its powers under Section 404c of the Clean Water Act to prohibit discharges of dredged or fill material in waters of the US within these drainages. Rather than acceding to this request, the EPA has embarked on a scientific study to assess potential impacts of hard rock mining and other resource development in the region. The Bristol Bay Watershed Assessment process is expected to conclude in mid to late 2012.

In October 2011, a lawsuit filed in July 2009 by the Trustees for Alaska (an environmental law firm) on behalf of Nunamta Aulukestai – an organization established and funded to oppose development of the Pebble Project - was rejected by the Anchorage Superior Court. The lawsuit alleged that the Alaska Department of Natural Resources ("DNR") had violated the state constitution by granting exploration and temporary water use permits to the Pebble Partnership, and exploration activities had caused harm to vegetation, water, fish and wildlife. The Pebble Partnership actively participated in the trial proceedings after being granted intervener status. Superior Court Judge Aarseth denied each of the allegations made by Nunamta Aulukestai, and ruled that no evidence of environmental harm was presented. The plaintiffs have filed an appeal that is now pending before the Alaska Supreme Court.

In November 2011, by a narrow 280 – 246 (53% – 47%) margin, voters in Southwest Alaska’s Lake & Peninsula Borough supported a ballot measure sponsored by anti-Pebble activists that, if upheld by the courts, might restrict future development that affects more than one square mile of land within the 31,000 square mile borough.

The initiative was opposed by a broad spectrum of Alaska interests, including a group of four Alaska Native village corporations representing seven Lake & Peninsula Borough communities whose private land holdings would be affected by the ordinance, the State of Alaska and the Pebble Partnership. It was also opposed by the Resource Development Council for Alaska, the Alaska State Chamber of Commerce, the Alaska Miners Association, Council of Alaska Producers, the Alaska Oil and Gas Association and the Alaska Industry Support Alliance, among others.

The Pebble Partnership and the State of Alaska view the initiative as unconstitutional and unenforceable because it seeks to restrict development of state-owned resources on state lands

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through a municipal ordinance. The State of Alaska and the Pebble Partnership have filed legal challenges in the Alaska Superior Court.

1.2.2	Other Properties

1.2.2.1	South Pebble, SP and KAK Claims

Agreement between Full Metal Minerals and the Pebble Partnership

On January 31, 2012, the Pebble Partnership entered into a Limited Liability Company Agreement of Kaskanak Copper LLC (the "FMM Agreement") with Full Metal Minerals (USA) Inc. ("FMMUSA"), a wholly-owned subsidiary of Full Metal Minerals Corp., which superseded and replaced the letter agreement entered into by the same parties on September 27, 2010. Under the FMM Agreement, the Pebble Partnership can earn a 60% interest in Kaskanak Copper LLC (the "LLC") which owns 100% of FMM’s South Pebble Claims (the "FMM Properties"), by incurring exploration expenditures of at least US$3 million and making annual payments of US$50,000 to FMMUSA over a period ending on December 31, 2013. The Pebble Partnership has been appointed as the manager of the LLC and will continue as manager until it resigns or is deemed to resign in certain defined circumstances which include a reduction of its ownership interest in the LLC to below 50%.

For the duration of the earn-in period and the term of the Pebble Partnership’s membership in the LLC, the Pebble Partnership will have an option to select and purchase claims that form part of the FMM Properties (the "Purchased Claims") at a price of US$25 per acre payable to FMMUSA, provided that the Purchased Claims are declared or agreed to be outside of the current scope of operations of the LLC, constitute no more than 20,000 acres, constitute a continuous block of claims and are located outside an "Exclusion Area" specified in the FMM Agreement.

The FMM Properties total 542 claims covering approximately 135 square miles located west of the ground held 100% by the Pebble Partnership; 99 of these claims, covering an area of 24.3 square miles, form the "Exclusion Area".

1.2.2.2 Big Chunk North and South and Bonanza Hills Claims

Northern Dynasty’s Purchase and Option Agreement with Liberty Star

On June 29, 2010, Northern Dynasty entered into an agreement with Liberty Star Uranium and Metals Corp. and its subsidiary, Big Chunk Corp. (together, "Liberty Star"), pursuant to which Liberty Star sold 23.8 square miles of claims (the "Purchased Claims") to a US subsidiary of Northern Dynasty in consideration for both a US$1 million cash payment and a secured convertible loan from Northern Dynasty in the amount of US$3 million which accrues interest at 10% per annum compounded monthly (the "Loan"). The parties agreed with effect from November 14, 2011, to increase the principal amount of the Loan by US$730,174 (the "Additional Loan Amount"), being the amounts expended by Northern Dynasty to date on annual assessment work, rental and related fees relating to Liberty Star’s claims in Alaska. The Loan is repayable, in cash on demand or convertible into Liberty Star shares at the election of Northern Dynasty, after Northern Dynasty has spent at least a minimum amount (the "Minimum Expenditure") earning into a joint venture (which has not yet been formed – see the discussion below). The Minimum Expenditure was originally set at US$1 million, but the parties subsequently agreed on November 14, 2011 to reduce the Minimum Expenditure by the Additional Loan Amount plus interest incurred thereon, with the result that the

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2011

Minimum Expenditure has been reduced to US$271,900. The Pebble Partnership had the right to acquire the Purchased Claims for a period of time but declined to exercise that right.

In addition, subject to negotiating and signing a definitive earn-in option and joint venture agreement, Northern Dynasty will be able to earn a 60% interest in Liberty Star’s remaining Big Chunk properties in Alaska by spending US$10 million on those properties over six years. The Loan may be applied as part of the earn-in requirements, at Northern Dynasty’s discretion. As of the date of this MD&A, Northern Dynasty and Liberty Star have not entered into a joint venture agreement. On September 8, 2011, the parties agreed to exclude the 56 Bonanza Hills claims (14 square miles) from any future joint venture between them.

The total area of the properties is 172.7 square miles, and includes 95 Purchased Claims; 428 Big Chunk South claims (102.9 square miles) and 184 Big Chunk North claims (46 square miles). All of these claims are located in the vicinity of Pebble.

In 2010, Northern Dynasty funded helicopter borne ZTEM and aeromagnetic geophysical surveys over the Big Chunk North and Bonanza Hills properties and a two-hole air rotary drill program on the Big Chunk South property.

1.2.3	Market Trends

Copper prices showed a significant increase between late 2003 and mid-2008, and after a steep decline in late 2008 and early 2009, steadily increased until late 2011. The price of copper in 2012 has decreased from the average price in 2011.

Although gold prices have dropped from time to time, over the past five years the average annual price has steadily increased. This upward trend continues in 2012.

Molybdenum prices have been more volatile than gold or copper, beginning an upward trend in 2003 that reached a peak of US$34/lb in October 2005, decreasing through 2006, then rising in 2007 until the latter part of 2008, when they dropped significantly. This decrease continued until May 2009. Since that time, prices have been variable, but on an overall upward trend to late 2011. The average price has decreased in 2012.

Average annual prices as well as the average price so far in 2012 for copper, gold and molybdenum are shown in the table below:

Year	Average metal price (US$)
	Copper	Gold	Molybdenum
2008	3.16/lb	871/oz	29.70/lb
2009	2.34/lb	974/oz	11.29/lb
2010	3.42/lb	1,228/oz	15.87/lb
2011	4.00/lb	1,572/oz	15.41/lb
2012 (to the date of this MD&A)	3.76/lb	1,695/oz	14.24/lb

Source: LME Official Cash Price as provided at www.metalprices.com

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2011

1.3	Selected Annual Information

The following selected annual information is from the audited consolidated financial statements which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board ("IASB") and interpretations of the IFRS Interpretations Committee ("IFRICs"). The Company adopted and transitioned to IFRS as of January 1, 2008. All figures are expressed in thousands of Canadian dollars, except per share amounts.

	As at	As at	As at
	December 31	December 31	December 31
Statements of Financial Position	2011	2010	2009
Investment in the Pebble Partnership	$101,542	$99,306	$104,937
Exploration and evaluation assets	1,055	1,055	–
Current assets	42,644	43,886	45,133
Total assets	145,241	144,247	150,070
Shareholders’ equity	141,356	140,060	146,070
Other liabilities	3,715	3,633	3,807
Current liabilities	170	554	193
Total shareholders’ equity and liabilities	145,241	144,247	150,070
Working capital	$42,474	$43,332	$44,940

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
Expenses (income)	2011	2010	2009
Exploration and evaluation	$819	$1,800	$321
General and administrative	6,110	4,456	4,300
Share-based compensation	14,205	8,373	8,479
Interest income	(944)	(544)	(335)
Loss before tax	20,190	14,085	12,765
Income tax expense (recovery)	(51)	30	(25)
Loss for the year	$20,139	$14,115	$12,740

Basic and diluted loss per common share	$0.21	$0.15	$0.14
Weighted average number of common shares outstanding	94,852	93,779	92,828

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2011

1.4	Summary of Quarterly Results

Figures are expressed in thousands of Canadian dollars, except per share amounts. Small differences are due to rounding.

	Dec 31	Sep 30	June 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
	2011	2011	2011	2011	2010	2010	2010	2010
Exploration and evaluation assets	$1,055	$1,055	$1,055	$1,055	$1,055	$1,055	$1,055	$–
investment in PLP	101,542	104,658	96,301	96,810	99,306	102,741	106,295	101,423
Current assets	42,644	43,792	44,925	45,302	43,886	43,421	44,955	46,632
Total assets	145,241	149,505	142,281	143,167	144,247	147,217	152,305	148,055

Equity	141,356	145,550	138,566	139,261	140,060	143,287	148,305	144,322
Deferred income tax	3,715	3,829	3,523	3,542	3,633	3,737	3,825	3,645
Current liabilities	170	126	192	364	554	193	175	88
Total shareholders’ equity and liabilities	145,241	149,505	142,281	143,167	144,247	147,217	152,305	148,055
Working capital	42,474	43,666	44,733	44,938	43,332	43,228	44,780	46,544

Comprehensive (Income) Loss
Expenses
Exploration and evaluation	(86)	448	141	316	850	653	150	147
General and administrative	1,615	871	2,146	1,478	1,017	1,177	1,221	1,041
Share-based compensation	2,170	2,752	2,782	6,501	1,588	1,543	4,340	902
Interest income	(270)	(252)	(225)	(197)	(198)	(175)	(90)	(81)
Loss before tax	3,429	3,819	4,844	8,098	3,257	3,198	5,621	2,009
Income tax expense (recovery)	(51)	–	–	–	21	41	3	(35)
Loss for the quarter	3,378	3,819	4,844	8,098	3,278	3,239	5,624	1,974
Loss (gain) on marketable securities	1	–	–	–	1	(1)	1	–
Exchange difference on translation of the Pebble Partnership	3,116	(8,357)	509	2,496	3,435	3,554	(4,872)	3,514
Deferred income tax	(114)	306	(19)	(91)	(124)	(129)	176	(127)
Comprehensive loss (income)	$6,381	$(4,232)	$5,334	$10,503	$6,590	$6,663	$929	$5,361

Basic and diluted loss per common share	$0.04	$0.04	$0.05	$0.09	$0.03	$0.03	$0.06	$0.02

Weighted average number of common shares outstanding YTD (thousands)	94,977	94,974	94,882	94,567	93,973	93,857	93,815	93,254

1.5	Results of Operations

The following financial data has been prepared in accordance with IFRS as issued by the IASB and interpretations of the IFRS Interpretations Committee (IFRICs) effective for the year ended December 31, 2011 and are expressed in Canadian dollars unless otherwise stated.

The Company’s operations and business are not driven by seasonal trends, but rather are driven towards the achievement of project milestones relating to the Pebble Project such as the achievement of various technical, environmental, socio-economic and legal objectives, including obtaining the necessary permits, the completion of pre-feasibility and final feasibility studies,

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MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2011

preparation of engineering designs, as well as receipt of financings to fund these objectives along with mine construction.

1.5.1 Results of Comprehensive Loss for the Year Ended December 31, 2011 vs. 2010

The Company recorded a comprehensive loss of $18.0 million for the current year as compared to $19.5 million in 2010. The decrease was mainly attributable to the net exchange gain on translation of the equity investment in the Pebble Partnership (as opposed to a loss in 2010) which offset the higher share-based compensation and the increase in general and administrative expenses in the current year.

Share-based compensation increased to $14.2 million from $8.4 million in 2010. The Company granted options in the current year which were measured at the weighted average grant date fair value of $6.35 per share purchase option as compared to $3.88 per share purchase option in 2010. The fair value was determined using the Black Scholes model with the following weighted average assumptions: risk free rate of 2.25% (2010 – 2.36%); expected volatility of 64% (2010 – 65%) and expected life of 4.20 years (2010 – 3.72 years).

General and administrative expenses increased to $6.1 million in 2011 from $4.5 million in 2010. The increase was due to the increase in donations, conference and travel, office costs and salaries. The following table provides a breakdown of the expenses incurred expressed in thousands of Canadian dollars:

General and administrative expenses	2011	2010
Conference and travel	$525	$288
Donations	866	12
Insurance	296	248
Legal, accounting and audit	328	274
Office costs	980	653
Salaries	2,334	2,188
Shareholder communication	517	431
Trust and filing	322	224
Foreign exchange loss (gain)	(58)	138
Total	$6,110	$4,456

Office costs increased as the Company updated its offsite data room. Donations increased to $0.9 million as the Company recognized an expense, based on the quoted market value on the date of issue, of a donation of 75,000 common shares to the University of British Columbia to assist in financing the construction of a new earth science building. Salaries were higher as the Company completed and issued an independent Preliminary Assessment Technical Report in February 2011 and incurred other costs relating to the preparation and analysis thereof.

As a result of the completion and issue of the Preliminary Assessment Technical Report, the Company recorded exploration costs of $0.8 million (2010 – $1.8 million). In 2010, the Company conducted two independent studies on the Pebble Project and also completed required exploratory activities on the Liberty Star claims.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2011

As a result of the depreciation of the Canadian dollar against the US dollar from approximately 1USD=0.99CAD at January 1, 2011 to 1USD=1.02CAD at December 31, 2011, the Company recorded an exchange gain of $2.2 million in other comprehensive loss related to the exchange difference on the equity investment in the Pebble Partnership, which has a US dollar functional currency. The Company recognized a loss of $5.6 million in the comparable period of 2010 when the Canadian dollar appreciated from 1USD=1.05CAD at January 1, 2010 to 1USD=0.99CAD at December 31, 2010.

1.5.2 Cash Flows for the Year Ended December 31, 2011 vs. 2010

Net cash used in operations increased to $7.5 million in the current year from $6.0 million in the prior year. The increase was due to the increase in general and administrative expenses (see 1.5.1) .

The Company however saw an increase in cash from investing activities as higher interest was received on cash balances due to the increase in interest rates. In the comparable prior period the Company used cash to acquire the Liberty Star claims for $1.1 million and advance a loan to Liberty Star for $2.9 million.

As a result of the exercise of share purchases options, the Company increased cash resources by $4.2 million in 2011 as compared to $5.2 million in 2010.

1.5.3 Financial position as at December 31, 2011 vs. December 31, 2010

The Company’s total assets increased to $145.2 million from $144.2 million. The increase was attributable to the increase in the carrying value of the Company’s investment in the Pebble Partnership as a result of the exchange gain of $2.2 million recognized on translation (refer 1.5.1) . This was offset by a decrease in current assets of $1.2 million. Cash and cash equivalents decreased by $2.9 million as the Company utilized $7.4 million of its cash in its operations, received $4.2 million from the exercise of share purchase options and $0.6 million in interest on cash balances and advanced $0.3 million to Liberty Star. Related party receivables increased by $0.4 million due to an advance by the Company and the amounts receivable increased by $1.3 million due mainly to the increase in the loan receivable as result of the cash advance of $0.3 million, further increases to the loan of $0.5 in respect to expenses paid in 2010 and interest accrued for the year of $0.3 million.

1.5.4 Investment in the Pebble Partnership

As indicated in section 1.2.1.2, the Company has determined that, in accordance with IFRS, it has joint control of the Pebble Partnership and applies the equity method to account for its investment in the Pebble Partnership.

Expenditures incurred by the Pebble Partnership on the Pebble Project are being funded 100% by Anglo American. Anglo American’s total contributions from inception to December 31, 2011, total $418.1 million (US$398.5 million). For the year ended December 31, 2011, the Pebble Partnership incurred losses of $84.5 million (2010 – $68.8 million). Exploration costs increased to $32.1 million from $30.0 million in the previous year as the Pebble Partnership continued to focus on the preparation of a prefeasibility study for the Pebble Project and the release of the EBD. The main exploration expenditures during the year ended December 31, 2011, were for:

  engineering (2011 – $20.0 million; 2010 – $11.1 million);

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MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2011

  environmental planning and testing (2011 – $12.8 million; 2010 – $13.3 million);
  site activities (2011 – $32.1 million; 2010 – $30.0 million); and
  public affairs (2011 – $12.3 million; 2010 – $8.3 million).

For further discussion on exploration activities and the technical programs underway on the Pebble Project, please refer to section 1.2.1.3.

1.5.5 Discussion of Quarterly Trends

The Company’s investment in the Pebble Partnership is carried in US dollars. Exchange differences arising from the translation of the Group’s investment in the Pebble Partnership are taken directly to the foreign currency translation reserve in other comprehensive loss. Other than Q3 of 2011 and Q2 of 2010, the Company has recorded exchange losses in other comprehensive loss in each quarter as a result of the depreciation of the US dollar. This resulted in a decrease in the carrying value of the Company’s investment in the Pebble Partnership on the statements of financial position over the same corresponding period. The following table summarizes the movement in the US dollar to the Canadian dollar and the resulting exchange differences recognized in each quarter:

		1CAD for 1USD
Period	USD movement to CAD	Start	End	Recognized (gain) loss
Q1 2010	Depreciation	$1.05	$1.02	$3.5 million
Q2 2010	Appreciation	$1.02	$1.06	$(4.9) million
Q3 2010	Depreciation	$1.06	$1.03	$3.6 million
Q4 2010	Depreciation	$1.03	$0.99	$3.4 million
Q1 2011	Depreciation	$0.99	$0.97	$2.5 million
Q2 2011	Depreciation	$0.97	$0.96	$0.5 million
Q3 2011	Appreciation	$0.96	$1.05	$(8.4) million
Q4 2011	Depreciation	$1.05	$1.02	$3.1 million

FY 2010	Depreciation	$1.05	$0.99	$5.6 million
FY 2011	Appreciation	$0.99	$1.02	$(2.2) million

Share-based compensation expense also typically fluctuates based on the timing of share purchase option grants and the vesting periods associated with these grants. The fair value of share purchase options is recognized at the grant date and the compensation expense for each tranche is recognized over the period during which the share purchase options vest. As a result of the granting of share purchase options in Q1 of 2011 and Q2 of 2010 the Company recognized an increase in share-based compensation. In Q3 and Q4 of 2010, and Q2 to Q4 of 2011, share-based compensation decreased as a result of the vesting of certain tranches of these options. In Q1 of 2011 share-based compensation was impacted by the full vesting of a third of the options granted with an exercise price of $15.44 which resulted in a larger expense versus the lower vesting in Q2 to Q4 of 2011.

Exploration and evaluation expenses increased each quarter from Q1 to Q4 of 2010 as the Company conducted two independent studies, initiated work on the Preliminary Assessment Technical Report ("PA") and completed exploratory work on the Liberty Star claims. In 2011, the Company completed the PA, conducted further ongoing analysis thereof and paid annual fees and rentals on Liberty Star claims. In Q4 of 2011, the Company agreed to treat certain of the 2011 payments in

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2011

respect to Liberty Star claims as an advance and increased the principal amount of the loan outstanding from Liberty Star resulting in a credit in exploration costs for the quarter.

1.6	Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. Other than the issue of common shares pursuant to a private placement financing in 2008, the Company has in each year issued common shares pursuant to the exercise of share purchase options. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

The funding of expenditures on the Pebble Project held through the Pebble Partnership is currently being provided by Anglo American (described below). Excluding cash and cash equivalents in the Pebble Partnership, Northern Dynasty has approximately $37 million in cash and cash equivalents for its own operating requirements. With the Pebble Project fully funded, the Company believes it has sufficient resources to cover its short to medium term cash requirements.

As discussed in section 1.2.1.2, the Company is in a 50:50 limited partnership with Anglo American. To maintain its 50% interest in the Pebble Partnership, Anglo American is required to make staged cash investments into the Pebble Partnership aggregating to US$1.5 billion. Anglo American completed the initial US$125 million commitment to fund prefeasibility study expenditures in 2008. After approval of the prefeasibility report, in order to retain its 50% interest, Anglo American is required to commit to further expenditures which will bring its total investment to at least US$450 million, which amount is to be expended producing a final feasibility study and in related activities, the completion of which may take the Pebble Partnership to a production decision. Upon an affirmative decision to develop a mine, Anglo American is required to commit to the remaining portion of the total investment of US$1.5 billion in order to retain its 50% interest in the Pebble Partnership.

At December 31, 2011, the Company had working capital of approximately $42.5 million as compared to $43.3 million at December 31, 2010.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations. The Company has no "Purchase Obligations", defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

The Pebble Partnership has purchase orders for goods and services relating to its activities on the Pebble Project. It also is responsible for all maintenance payments on the property and routine office leases. All costs are funded through existing cash resources in the Pebble Partnership which are being funded by Anglo American and are in the normal course of operations.

The Company is responsible for all maintenance payments on the Purchased Claims (refer 1.2.2.2) . Subject to entering into a definitive joint venture agreement with Liberty Star, which has not occurred as of the date of this MD&A, the Company would be required to spend US$10 million in exploration and claims maintenance over 6 years.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2011

1.7	Capital Resources

The Company has no long-term debt and had 94,978,764 common shares issued and outstanding at December 31, 2011.

The Company had no commitments for material capital expenditures as of December 31, 2011.

The Pebble Partnership, which is being funded by Anglo American, has an approximate US$1.5 million commitment to the Pebble Fund for Sustainable Bristol Bay Fisheries & Communities until 2013 (refer to Community Engagement in 1.2.1.3) .

The Company has no lines of credit or other sources of financing.

1.8	Off-Balance Sheet Arrangements

None.

1.9	Transactions with Related Parties

The Company and its subsidiaries transact with Hunter Dickinson Services Inc. ("HDSI"), a private company which has certain directors and other key management personnel who are close business associates that are also key management personnel of the Company. Pursuant to a management services agreement with HDSI, HDSI provides geological, corporate development, administrative and management services to the Company at annually set rates and incurs third party costs on behalf of the Company which are reimbursed by the Company at cost.

Costs for services rendered by HDSI to the Company for the year ended December 31, 2011 were $3.5 million as compared to $2.8 million for the year ended December 31, 2010. The increase over 2010 is due to the Company using additional resources provided by HDSI to assist with ongoing administration and management of the Company including assisting with the independent Preliminary Assessment, continuous disclosure obligations, shareholder communications and investor relations, as well as assisting with the Company’s role as partner in the Pebble Partnership. The costs for expenses paid by HDSI and reimbursed by the Company for the year ended December 31 2011 were $1.1 million as compared to $0.7 million for the year ended December 31, 2010.

Compensation paid to key management personnel (directors and senior management comprising the Senior Vice President ("VP"), Corporate Development; VP, Engineering and VP, Public Affairs) for the year ended December 31, 2011 comprised salaries of $1.8 million (2010 – $1.0 million) and share-based compensation of $7.9 million (2010 – $4.1 million).

1.10	Fourth Quarter

Loss increased to $3.4 million from $3.3 million in 2010. The increase was attributable to an increase in share-based compensation recognized and an increase in general and administrative expenses.

Share-based compensation increased to $2.2 million from $1.6 million in the comparable period of 2010 as a result of the higher grant date fair value determined per share option for the 2011 share

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2011

options granted and vesting during 2011. Share-based compensation is measured by determining the fair value of the share purchase options at the grant date for each tranche and is recognized over the period during which the share purchase option vests. The weighted average grant date fair value per share purchase option was $6.35 determined using the Black Scholes model with the following weighted average assumptions: risk free rate of 2.25%; expected volatility of 64% and expected life of 4.20 years.

The Company recorded conference and travel expenses of $242,000 (2010 – $61,000) as senior management travelled to various locations globally to meet with stakeholders and provide information about the Pebble property. Salary costs for the period increased to $531,000 (2010 –$436,000) as a result of the ongoing analyses of the Pebble Project following the Preliminary Assessment Technical Report issued in February 2011.

As a result of the appreciation of the Canadian dollar against the US dollar from approximately 1US=1.05CAD at October 1, 2011 to 1 USD=1.02CAD at December 31, 2011, the Company recorded an exchange loss of $3.1 million in other comprehensive income related to the exchange difference on the equity investment in the Pebble Partnership, which has a USD dollar functional currency. This compared to a loss recognized in 2010 of $3.4 million when the Canadian dollar strengthened from 1USD=1.03 at October 1, 2010 to 1USD=0.9946 at December 31, 2010.

1.11	Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course, before the Board of Directors for consideration.

1.12	Critical Accounting Estimates

The Company's significant accounting policies are presented in Note 2 in the notes to the consolidated financial statements for the year ended December 31, 2011. The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the end of the reporting period presented and reported amounts of expenses during said reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the year in which the estimate is revised and future years if the revision affects both current and future years. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future and other sources of estimation uncertainty at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, include, but are not limited to, the following:

i.	the inputs used in measuring share-based compensation expense included in loss for the period; and

ii.

the provision for the deferred income tax expense included in the loss for the period (nil for current period) and the composition of deferred income tax liabilities included in the consolidated statements of financial position at December 31, 2011.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2011

1.12.1 Mineral resources and the carrying value of the Company’s investment in the Pebble Partnership

Mineral resources are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the resources estimates which in turn could have a material effect on the carrying value of the Company’s investment in the Pebble Partnership.

1.12.2 Impairment analysis of assets

At the end of each reporting period the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period. For the purposes of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Recoverability of the carrying amount of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective assets.

Changes in any of the assumptions used to determine impairment testing could materially affect the results of the analysis.

At December 31, 2011, the Company reviewed the carrying value of its assets and determined that there were no indicators of impairment.

1.12.3 Restoration, rehabilitation, and environmental obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration or development of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, along with a corresponding liability as soon as the obligation to incur such costs arises. The timing of the actual rehabilitation expenditure is dependent on a number of factors such as the life and nature of the asset, the operating license conditions, and when applicable the environment in which the mine operates.

Discount rates using pre-tax rates that reflect the time value of money are used to calculate the net present value. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method. The

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2011

corresponding liability is progressively increased as the effect of discounting unwinds creating an expense recognized in profit or loss.

Decommissioning costs are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalized cost, except where a reduction in costs is greater than the unamortized capitalized cost of the related assets, in which case the capitalized cost is reduced to nil and the remaining adjustment is recognized in profit or loss.

The operations of the Company may in the future be affected from time to time in varying degree by changes in environmental regulations or changes in estimates used in determining restoration and rehabilitation obligations. Both the likelihood of new regulations or degree of changes in estimates and their overall effect upon the Company are not predictable.

At December 31, 2011, the Company has no material restoration, rehabilitation and environmental obligations as the disturbance to date is minimal.

1.12.4 Share-based compensation expense

From time to time, the Company through its Board of Directors, grants share purchase options to directors, employees and service providers. The Company uses the Black-Scholes option pricing model to estimate the fair value for these options. This model, and other models which are used to fair value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the share-based compensation expense charged in a period.

During the year ended December 31, 2011, the Company granted share purchase options and the share-based compensation expense recognized relates to the vesting of tranches from this grant and grants of share purchase options in prior year grants. The following are the weighted average assumptions and inputs used to estimate the fair value of share purchase options granted during the year:

Risk-free interest rate	2.25%
Expected life	4.20 years
Expected volatility	64%
Grant date share price	$13.37
Expected dividend yield	Nil

1.12.5 Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the statements of financial position and their corresponding tax values, generally using the substantively enacted or enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred income tax assets also result from unused loss carry forwards, resource-related pools and other deductions. A deferred tax asset is only recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2011

A deferred tax liability would arise on the carrying value of the investment in the Pebble Partnership as a result of historical transactions. The Company recognizes net deferred tax liabilities as it believes it does not control the timing of the reversal of these temporary differences even though management has made the judgment that the reversal is not expected to occur in the foreseeable future.

1.13	Changes in Accounting Policies including Initial Adoption

Accounting Standards, Interpretations and Amendments to Existing Standards

Effective January 1, 2011, the Group adopted new and revised IFRS that were issued by the IASB. The application of these new and revised IFRS has not had any material impact on the amounts reported for the current and prior years but may affect the accounting for future transactions or arrangements.

  Amendment to IAS 32 Financial Instruments: Presentation

  Rights, options or warrants to acquire a fixed number of the Group’s equity instruments for a fixed amount of any currency will be allowed to be classified as equity instruments so long as the Group offers the rights, options or warrants pro rata to all of the Group’s existing owners of the same class of the Group’s non-derivative equity instruments.

  Amendments to IFRS 3 Business Combinations

  Clarification that the contingent consideration arising in a business combination previously accounted for in accordance with IFRS 3 that is outstanding at the adoption date continues to be accounted for in accordance with IFRS 3.
  Limiting the accounting policy choice to measure non-controlling interests upon initial recognition at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets to instruments that give rise to a present ownership interest and that currently entitle the holder to a share of net assets in the event of liquidation.

  Expansion of the guidance with regards to the attribution of the market-based measure of an acquirer’s share-based payment awards issued in exchange for acquiree awards.

  Amendments to IAS 27 Consolidated and Separate Financial Statements

  Clarification that the amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates, IAS 28 Investments in Associates, and IAS 31 Interests in Joint Ventures resulting from IAS 27 should be applied prospectively, except for amendments resulting from renumbering.

  Amendments to IFRS 7 Financial Instruments: Disclosures

  Amendment to disclosure requirements, specifically, ensuring qualitative disclosures are made in close proximity to quantitative disclosures in order to better enable financial statement users to evaluate an entity’s exposure to risks arising from financial instruments.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2011

  Amendments to IAS 1 Presentation of Financial Statements

  Clarification that the breakdown of changes in equity resulting from transactions recognized in other comprehensive income is required to be presented in the statement of changes in equity or in the notes to the financial statements.

  Amendments to IAS 24 Related Party Disclosures

  Amendment of the definition for related parties.

  Amendments to IAS 34 Interim Financial Reporting

  Addition of further examples of events or transactions that require disclosure and removal of references to materiality when discussing other minimum disclosures.

Accounting standards not yet effective

1)	Effective for annual periods beginning on or after July 1, 2011

Amendments to IFRS 7, Financial Instruments: Disclosures

Increase in disclosure with regards to the transfer of financial assets, especially if there is a disproportionate amount of transfer transactions that take place around the end of a reporting period.

2)	Effective for annual periods beginning on or after July 1, 2012

Amendments to IAS 1, Presentation of Financial Statements

Requires an entity to group items presented in the Statement of Comprehensive Income on the basis of whether they may be reclassified to earnings subsequent to initial recognition. For those items presented before taxes, the amendments to IAS 1 also require that the taxes related to the two separate groups be presented separately. Earlier adoption is permitted.

3)	Effective for annual periods beginning on or after January 1, 2013

New standard IFRS 10, Consolidated Financial Statements

Builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company and provides additional guidance where it is difficult to assess. IFRS 10 replaces the consolidation requirements in SIC-12, Consolidation– Special Purpose Entities, and IAS 27, Consolidated and Separate Financial Statements. Concurrently with the issuance of IFRS 10, IAS 27 and IAS 28, Investments in Associates were revised and reissued as IAS 27, Separate Financial Statements and IAS 28,

Investments in Associates and Joint Ventures, to align with the new consolidation guidance.

New standard IFRS 11, Joint Arrangements

Under IFRS 11, joint arrangements are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangements rather than its legal form. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (“joint operators”) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (“joint venturers”) have rights to the net assets of the arrangement. IFRS 11 requires that a joint operator recognize its portion of assets, liabilities, revenues and expenses of a joint arrangement, while a joint venturer recognizes its investment in a joint arrangement using the equity method. IFRS 11 supercedes IAS 31, Interests in Joint Ventures and SIC- 13, Jointly Controlled Entities-Non-monetary Contributions by Venturers.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2011

New standard IFRS 12, Disclosure of Interests in Other Entities

Provides the disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates, and consolidated structured entities.

New standard IFRS 13, Fair Value Measurement

Defines fair value and sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. The standard does not determine when an asset, a liability or an entity’s own equity instrument is measured at fair value. Rather, the measurement and disclosure requirements of IFRS 13 apply when another IFRS requires or permits the item to be measured at fair value (with limited exceptions).

The Company has not early adopted these new or revised standards and is currently assessing the impact that these standards will have on the consolidated financial statements.

New interpretation IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine

This Interpretation clarifies when production stripping should lead to the recognition of an asset and how that asset should be measured, both initially and in subsequent periods. Earlier application is permitted. This interpretation and the requirements for accounting for stripping costs will only be applicable to the Group once it is in the production phase.

4)	Effective for annual periods beginning on or after January 1, 2015

New standard IFRS 9, Financial Instruments, Classification and Measurement

The standard represents phase 1 of 3 phases to replace IAS 39, Financial Instruments: Recognition and Measurement, in its entirety. When completed IFRS 9, Financial Instruments, will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39. Phase 1 was issued In November 2009 and amended in October 2010 and addressed the classification and measurement of financial assets and financial liabilities. This standard requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Group’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at fair value through profit or loss, financial guarantees and certain other exceptions. Earlier application is permitted.

The Company anticipates that the adoption of this standard will have no material impact except for additional disclosures.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2011

1.14	Financial Instruments and Other Instruments

The loan receivable by the Company from Liberty Star has an equity conversion option. This equity conversion feature has been determined to be an embedded derivative which requires separation from the loan receivable. For embedded derivatives identified for separation, the fair value of the derivative must be calculated as of the inception date and at each reporting date subsequent to the inception date. The Company has determined that the fair value of the equity conversion option at the date of inception and at December 31, 2011, is of nominal value as no definitive earn-in and joint venture agreement has been entered into and the Minimum Expenditure has not been incurred by the Company in respect to the JV Agreement claims.

1.14.1 Non-derivative financial assets:

The Company has the following non-derivative financial assets: financial assets at fair value through profit or loss, available-for-sale financial assets, and loans and receivables.

Financial assets at fair value through profit or loss ("FVTPL")

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated as at FVTPL if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s documented risk management or investment strategy. Attributable transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

Available-for-sale financial assets

Available-for-sale ("AFS") financial assets are non-derivatives that are either designated as AFS or are not classified as (i) loans and receivables, (ii) held-to-maturity investments or (iii) financial assets as at FVTPL. The Company’s investments in marketable securities are classified as AFS financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on AFS monetary items, are recognized in other comprehensive income or loss. When an investment is derecognized, the cumulative gain or loss in the investment revaluation reserve is transferred to profit or loss.

The fair value of AFS monetary assets denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of the reporting period. The change in fair value attributable to translation differences that result from the amortized cost of the monetary asset is recognized in profit or loss. The change in fair value of AFS equity investments are recognized directly in equity.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2011

Loans and receivables comprise amounts receivable including the Liberty Star loan receivable and balances receivable from related parties.

1.14.2 Non-derivative financial liabilities:

The Company has the following non-derivative financial liabilities: amounts payable and other liabilities.

Such financial liabilities are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

1.14.3 Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents, amounts receivable and balances receivable from related parties. The Company limits the exposure to credit risk in its cash and cash equivalents by only investing its cash and cash equivalents with high-credit quality financial institutions in business and saving accounts, guaranteed investment certificates, and in government treasury bills which are available on demand by the Company for its programs. Management assesses the recoverability of the loan receivable from Liberty Star as at the end of each reporting period based on financial information available.

The Company’s loan receivable from Liberty Star is secured by other claims and assets owned by Liberty Star in Alaska, USA.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. The Company ensures, as far as reasonably possible, it will have sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover its short to medium term cash requirements. In the longer term on completion of the US$1.5 billion expenditure by Anglo American, any further expenditure will need to be funded by the Company and Anglo American on a 50:50 basis. The Group currently does not have the required funding to meet these long term obligations should they arise.

The Company’s cash and cash equivalents are currently invested in business accounts and guaranteed investment certificates which are available on demand.

The Company has no contractual obligations other than current trade payables.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2011

Further discussion can be found in Section 1.6 Liquidity.

Foreign Exchange Risk

The Group is exposed to foreign exchange risk in respect to its loan receivable which is denominated in US dollars. Also certain of the Company’s corporate expenses are incurred in US dollars. As a consequence, the Company’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Company are reported in Canadian dollars in the Company’s consolidated financial statements. The fluctuation of the US dollar in relation to the Canadian dollar will consequently have an impact upon the losses incurred by the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

The exposure of the Company’s cash and cash equivalents, amounts receivable and amounts receivable from related parties to foreign exchange risk (in thousands of dollars) is as follows:

Currency	As at December 31, 2011		As at December 31, 2010
	Foreign	Amount in	Foreign	Amount in
	currency	Canadian	currency	Canadian
	amount	dollars	amount	dollars
US dollars
Amounts receivable	$4,220	$4,292	$3,153	$3,136
Cash and cash equivalents	36	36	49	48
Total financial assets	$4,256	$4,328	$3,202	$3,184

The exposure of the Company’s amounts payable and other liabilities and amounts due to related parties to foreign exchange risk (in thousands of dollars) is as follows:

Currency	As at December 31, 2011		As at December 31, 2010
	Foreign		Foreign	Amount in
	currency	Amount in	currency	Canadian
	amount	Canadian dollars	amount	dollars
US dollars
Amounts payable and other
liabilities	$1	$1	$1	$1
Total financial liabilities	$1	$1	$1	$1

Based on the above net exposures and assuming that all other variables remain constant, a 10% depreciation of the Canadian dollar against the US dollar would result in a decrease in the loss of approximately $433,000 in the year (2010 – $318,000). This sensitivity analysis includes only outstanding foreign currency denominated monetary items and excludes the effect of any translation adjustments for the investment in the Pebble Partnership.

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. The Company’s policy is to invest cash at fixed rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2011

satisfactory return for shareholders. Fluctuations in interest rates when the cash and cash equivalents mature impact interest income earned.

Assuming that all other variables remain constant, a 100 basis points change representing a 1% increase or decrease in interest rates would have resulted in a decrease or an increase in the loss (in thousands of dollars) as follows:

	Year ended December 31
	2011	2010
Effect on loss	$389	$400

Commodity price risk

While the value of the Company’s core mineral resource property, held through its 50% interest in the Pebble Partnership, is related to the price of gold, copper and molybdenum and the outlook for these minerals, the Company currently does not have any operating mines and hence does not have any hedging or other commodity based risks in respect of its operational activities.

Gold, copper, and molybdenum prices have fluctuated widely historically and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

Capital Management

The Company's policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Company consists of equity, comprising share capital, net of accumulated deficit.

There were no changes in the Company's approach to capital management during the period. The Company is not subject to any externally imposed capital requirements.

1.15	Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available under the Company’s profile on SEDAR at www.sedar.com.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2011

1.15.1	Disclosure of Outstanding Share Data

The capital structure of the Company is shown in the following table:

Common shares issued and outstanding
As of March 28, 2012	94,995,764
As of December 31, 2011	94,978,764
Share options – as of March 28, 2012	8,289,782
(Weighted average exercise price per share: $8.72)

1.15.2	Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

1.15.3	Management’s Report on Internal Control over Financial Reporting

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting ("ICFR") is a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes those policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and

  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011. In making the assessment, it used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on their assessment, management has concluded that, as of December 31, 2011, the Company’s internal control over financial reporting was effective based on those criteria.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2011

The Company’s internal control over financial reporting as of December 31, 2011, has been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants who also audited the Company’s consolidated financial statements for the year ended December 31, 2011. Deloitte & Touche LLP as stated in their report that immediately precedes the Company's audited consolidated financial statements for the year ended December 31, 2011, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

1.15.4 Changes in Internal Control over Financial Reporting

There has been no change in the design of the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting during the period covered by this Management’s Discussion and Analysis.

1.15.5 Limitations of Controls and Procedures

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any system of disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

1.15.6 Risk Factors

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the ultimate feasibility of the Pebble project.

The Pebble Project’s mineral property interests do not contain any ore reserves or any known body of economic mineralization

Although there are known bodies of mineralization on the Pebble Project, and the Pebble Partnership has completed core drilling programs within, and adjacent to, the deposits to determine measured and indicated resources, there are currently no known reserves or body of commercially viable ore and the Pebble Project must be considered an exploration prospect only. Extensive additional work is required before the Company or the Pebble Partnership can ascertain if any mineralization may be economic and hence constitute "ore". Engineering, socioeconomic and environmental studies are ongoing. Exploration for minerals is a speculative venture necessarily

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2011

involving substantial risk. If the expenditures the Company and/or the Pebble Partnership incur and have incurred in the past on the Pebble Project do not result in discovery and development of commercial quantities of ore, the value of exploration and acquisition expenditures incurred will be totally lost.

Feasibility work to determine the viability of the Pebble Project has not been completed and permits have not been applied for

Final feasibility work has not been done to confirm the pit or underground mine design, mining methods, and processing methods. Final feasibility could determine that the currently assumed pit or other mine design, mining methods, and processing methods are incorrect. Construction and operation of the mine and processing facilities depends on securing environmental and other permits on a timely basis. No permits have been applied for and there can be no assurance that required permits can be secured or secured on a timely basis. Cost estimates used are based on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction, and on-going operating costs and metal recoveries could be materially different from those currently assumed. There can be no assurance that mining can be conducted at assumed rates and grades. The project requires the development of port facilities, roads and electrical generating and transmission facilities. Although the Company believes that the State of Alaska favours the development of these facilities, there can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity.

Volatility in Metal Prices

The project has been evaluated using projected long-term price levels for copper, gold and molybdenum. Prices for these commodities are historically volatile, and neither the Company nor the Pebble Partnership has control of or influence on those prices, all of which are determined in international markets. The level of interest rates, the rate of inflation, the world supplies of and demands for copper, gold and molybdenum and the stability of exchange rates can all cause fluctuations in these prices. Such external economic factors are influenced by changes in international investment patterns and monetary systems and political developments. There can be no assurance that the prices of these commodities will continue at current levels or that they will not decline below the projected prices. The prices of copper, gold and molybdenum have fluctuated in recent years and they have shown an upward trend of late, future significant price declines could cause unfavorable changes in the economics of the project and may result in investors being unwilling to finance mineral projects, with the result that the Company may not be able to obtain sufficient financing to fund its exploration and, if warranted, development activities.

Compliance with environmental requirements will command large resources and changes to these requirements could significantly increase the costs developing the Pebble Project and could delay these activities.

The Pebble Partnership and the Company must comply with stringent environmental legislation in carrying out work on the Pebble Project. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Changes in environmental legislation could increase the cost to the Pebble Partnership of carrying out its exploration and, if warranted, development of the Pebble Project. Further, compliance with new or additional

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2011

environmental legislation may result in delays to the exploration and, if warranted, development activities.

Changes in government regulations and the presence of unknown environmental hazards may result in significant unanticipated compliance and reclamation costs

Government regulations relating to mineral rights tenure, permission to disturb areas and the right to operate can adversely affect the Company. Northern Dynasty and the Pebble Partnership may not be able to obtain all necessary licenses and permits that may be required to carry out exploration at their project. Obtaining the necessary governmental permits is a complex, time-consuming and costly process. The duration and success of efforts to obtain permits are contingent upon many variables not within the Company’s or the Pebble Partnership’s control. Obtaining environmental permits may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary approvals and permits will be obtained and, if obtained, that the costs involved will not exceed those that we previously estimated. It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that we would not proceed with the development of the Pebble Project or operation.

General Mining Risks

Mining is an inherently risky business with large capital expenditures and cyclical metals markets. Although the Company and the Pebble Partnership maintain high environmental standards for their project, like most major mining projects, there are almost always public concerns about new mining projects. The opponents of the Pebble Project are well organized and are trying to bring public and political pressure against the Pebble Project. If successful, the opponents could delay or prevent the commercialization of the Pebble Project even if it is found to be economically viable and technically and legally permittable.

The Company and Pebble Partnership also compete with many companies possessing far greater financial resources and technical facilities for the acquisition of mineral concessions, claims, leases and other mineral interests, as well as for the recruitment and retention of qualified employees.

The Pebble Project will require major financing, probably a combination of debt and equity financing. There can be no assurance that debt and/or equity financing will be available on acceptable terms. A significant increase in costs of capital could materially and adversely affect the value and feasibility of constructing the project.